Exhibit 99.1

Nano Dimension Appoints Dr. Eli David to the Board of Directors

Sunrise, Florida, Jan. 20, 2021 (GLOBE NEWSWIRE) -- Nano Dimension Ltd. (Nasdaq: NNDM), an industry leading Additively Manufactured Electronics (AME)/PE (Printed Electronics) provider, announced today the appointment of Dr. Eli David to the Board of Directors.

Dr. Eli David is a world renowned AI expert specializing in deep learning and evolutionary computation with over fifty papers published in leading artificial intelligence journals and conferences, mostly focusing on applications of deep learning and genetic algorithms in various real-world domains. For the past fifteen years, he has been teaching courses on deep learning and evolutionary computation, in addition to supervising the research of graduate students in these fields. He has also served in numerous capacities, successfully designing, implementing, and leading deep learning-based projects in real-world environments.

Dr. David also serves as an AI consultant to several Fortune 500 companies, and major venture capital and private equity firms. He is a frequently invited speaker in prominent AI venues, and a member of Forbes Technology Council.

Dr. David received the Best Paper Award in the 2008 Genetic and Evolutionary Computation Conference, the Gold Award in the prestigious “Humies” Awards for Human-Competitive Results in 2014, and the Best Paper Award in the 2016 International Conference on Artificial Neural Networks. He is the developer of Falcon, a Grandmaster-level chess playing program based on genetic algorithms and deep learning, which reached second place in the World Computer Chess Championship.

Yoav Stern, CEO of Nano Dimension, commented, “I am thrilled to have Dr. David join our Board of Directors.  As a leading global thought leader in AI and a member of the Forbes Technology Council, his expertise and global business connections will be invaluable as we develop an advanced AI application in machine learning. I look forward to Dr. David’s input towards our next generation 3D-AME technology, which is envisioned to evolve into a network of fabrication and assembly systems of Hi-PEDs™ (High Performance Electronic Devices). We foresee a neural-network like array of machines, connected wirelessly and building a massive amount of cloud-residence fabrication process and materials data, sharing it for cross-machine performance improvements well as ERP and production management.”

Dr. David stated: “I am confident that Nano Dimension will benefit from employing advanced AI and specifically neural networks for dramatically improving and optimizing its fabrication processes, and I hope my expertise in these fields as well as my global business and scientific network will prove beneficial to the Company.”

About Nano Dimension

Nano Dimension (Nasdaq: NNDM) is a provider of intelligent machines for the fabrication of Additively Manufactured Electronics (AME). High fidelity active electronic and electromechanical subassemblies are integral enablers of autonomous intelligent drones, cars, satellites, smartphones, and in vivo medical devices. They necessitate iterative development, IP safety, fast time-to-market and device performance gains, thereby mandating AME for in-house, rapid prototyping and production. The DragonFly LDM® system is being deployed in a wide range of industries, including academic and research institutions, defense, aerospace, autonomous automotive, robotics, and biotech. Its ability to enable on-site prototyping in a matter of hours instead of weeks; create products with better performance; reduce the size and weight of electronic parts and devices; enable innovation; and critically important, protect IP, is a paradigm shift in how industry and research institutions will research, develop, and produce High-Performance Electronic Devices (Hi-PEDs™.) Nano Dimension machines serve cross-industry needs by depositing proprietary consumable conductive and dielectric materials simultaneously, while concurrently integrating in-situ capacitors, antennas, coils, transformers and electromechanical components, to function at unprecedented performance. Nano Dimension bridges the gap between PCB and semiconductor integrated circuits. A revolution at the click of a button: From CAD to a functional high-performance AME device in hours, solely at the cost of the consumable materials. For more information, please visit www.nano-di.com.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Nano Dimension is using forward-looking statements in this press release when it discusses Dr. David’s contribution to the Company and his input towards the Company’s next generation 3D-AME technology, and that Nano Dimension will benefit from employing advanced AI and neural networks for dramatically improving and optimizing its fabrication processes. Because such statements deal with future events and are based on Nano Dimension’s current expectations, they are subject to various risks and uncertainties. Actual results, performance or achievements of Nano Dimension could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Nano Dimension’s annual report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 10, 2020, and in any subsequent filings with the SEC. Except as otherwise required by law, Nano Dimension undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Nano Dimension is not responsible for the contents of third-party websites.

NANO DIMENSION INVESTOR RELATIONS CONTACT

Yael Sandler, CFO | ir@nano-di.com

U.S. Investor Relations:

Dave Gentry
RedChip Companies Inc.
Dave@redchip.com
407-491-4498 or 1-800-RED-CHIP (733-2447)